

bloomfield brewing co.

4568

Sheet No. | Title | Storefront Perspective
Project # | 16397
Date | 11/09/2016

SK1

These drawings are instruments of the Architect's service and are the property of LGA Partners, LP. They shall not be reproduced or used in any way, whatsoever, without the written permission of LGA Partners, LP. © 2016

Penn Avenue Brewery
4568 Penn Avenue
Pittsburgh, PA 15224

lga PARTNERS

1425 Forbes Ave. Suite 400 Pittsburgh, PA 15219
P 412.243.3430   F 412.224.4747